

May 11, 2021

Joshua Goldstein
General Counsel and Secretary
Masterworks 043, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 043, LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed April 23, 2021**
> **File No. 024-11457**

Dear Mr. Goldstein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

Amended Offering Statement on Form 1-A

General

1. We note your response to prior comment 1. Please disclose what actions you will take with respect to the number of shares issued to the Administrator if you are unable to collect the remaining 5% of unpaid funds.

2. We note your response to prior comment 4. However, we are unable to agree with your conclusion that additional risk factor disclosure is unnecessary. To the contrary, the extent to which voting control may shift as a result of the sale or transfer of shares would appear to be material to an investment decision. Please revise your disclosure accordingly.

Joshua Goldstein
Masterworks 043, LLC
May 11, 2021
Page 2

You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.